OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Ant Bicycle Inc.

1 Broadway
14F
Cambridge, MA 02142

https://www.antbicycle.com/



Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Ant bicycle is a start-up company focused on solving problems within the current and future urban mobility landscape. Our current solution comes in the form of **dockless bike sharing.** Our system provides an affordable, equitable accessible and green mode of transportation for riders to use as an alternative to traditional automobiles and other gas-powered vehicles.

Ant Bicycle Inc. was founded in Cambridge, Massachusetts in 2017. The company is run by a team of innovators who have a passion for improving the quality of urban life through decreasing traffic congestion and improving our air quality.

Through the help of our **innovative technology and strategic operations**, we are able to allow users to ride our bikes for **$1/30 mins**. Total user fees are much less than owning a bike and much less of a hassle than renting bikes: this includes no deposit, no maintenance fees, and no accessory fees. Low cost doesn't mean low quality. We have invested in and developed a proprietary lock system equipped with anti-theft monitoring, which is supported by solar energy panels. This system connects with our app via cellular and Bluetooth networks to process payments and manage our bike fleet.

Sales, Supply Chain, & Customer Base

We have entered a sales contract for 10,000 bicycles with a foreign bicycle manufacturer. This contract proves that Ant Bicycle Inc is able to provide enough bicycles to participating communities. All the bicycles will be shipped from Tianjin, China to Boston, MA USA in increments.

Competition

The industry competition is fierce. The industry life cycle lies somewhere in between the pioneering phase and the growth phase. There have been a few early acquisitions in the market on behalf of larger transportation solution providers, with more consolidation likely to occur as technology in the field continues to improve.

Liabilities and Litigation

We do not have any litigation with any parties. We were founded by investors and our founder.

The team

Officers and directors

| Tony Zhong | Co-founder, CEO, Director |
| John Gallagher | CMO, Co-founder, Officer |

Tony Zhong
Oxford MBA /Tsinghua MBA & Electrical Engineering Expert in bicycle manufacturing and bike share business model. Past experience: i)KUKEL GROUP, LLC. Kukel Group, LLC is a privately held company in Cambridge, MA and is a Single Location business. Categorized under Wholesale Electronic Equipment and Supplies. Tony is the co-founder and CEO of the company. He started in January 2015 and ended the business on February 2017 for Ant Bicycle. The company generates revenue and gross profit until the time Tony stopped the business. ii)Seasbusiness. Seabusiness is founded in May 2015 headquartered at Cambridge when Tony started. It offers wholesale services for shopping, selling, and distribution worldwide. Our mission is to be the world's choice for generating great value and providing unique selections. He left the company on March 2017. iii)Tony is the co-founder and full time CEO of Ant Bicycle Company since March 2017 to present.

John Gallagher
In charge of all business development and communication strategy of Ant Bicycle Inc. Past Experience: Apple/ Import-Export / Cross Border eCommerce/ NEU, HKUST i)Asian Sales of Company NameMaine Coast. It is a Live Lobster Worldwide trading company. He was employeer of the company from Mar 2017 – Jan 2018 ii) Business Development Manager of Gfresh from Dec 2015 – Jan 2017 iii) Sales and Marketing Executive of Boston Lobster Company from Mar 2014 – Dec 2015 iv) Real Estate Consultant of Jacob Realty from Mar 2013 – Mar 2014 v) Executive Assistant to GM of China Operations at Ultralife Corporation from Jun 2010 – Nov 2011 Tony is the Co-founder and full time CMO since March 2017 to present.

Number of Employees: 11

Related party transactions

None Related Party Transaction as of September 30 2018

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our accountant has included a "going concern" note in its review report.** We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if these funds are sufficient to bring the business to profitability. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity issued in the future with rights that are superior to the class of equity into which the notes may convert.
- **Our business projections are only estimates, which could be differ from the situation.** There can be no assurance that the company (and you will only make money) if there is sufficient demand for the product and service, people think its a better option than the competition has priced the services at a level that allows the company to make a profit and still attract business.
- **We have a small management team.** We depend on the skills and experience of a small management team. If the Company is not able to call upon any of these people for any reason, it could be harmed. Our efforts to effectively expand our management team may be thwarted if we don't raise enough money.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** However, our technology background makes us more competitive in a long term. We will compete with larger, established bike share companies who currently have products in the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing for equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the bikes developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.
- **Business Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find

sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **We are vulnerable to international trade relations, import duties and shipping costs.** The majority of bicycle components (not the frame which we build from scratch in Eugene, Oregon USA) are made overseas. The exchange rate of the US dollar, the increased cost of shipping and potential import/export disruptions from current political relationship challenges could dramatically affect our costs and lead times.


OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES


Ownership

- Binglin Zhong, 85.0% ownership, Common Stock

Classes of securities

- Common Stock: 275,000

Dividend Rights

Holders of our common stock are entitled to receive dividends if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

The holders of Common Stock are entitled to vote on any matter, 1 vote per Common Stock.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences, and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of stock that we may designate in the future.

- Convertible Promissory Notes: 0

Convertible Promissory Notes

Note converts to Common stock when the company raises $7,000,000 in a qualified equity financing

Maturity Date: September 18, 2020

Valuation Cap: $40,000,000

Discount Rate : 20%

Annual Interest Rate: 5% simple interest

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on September 18, 2020 (the "Maturity Date").

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its common stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its common stock resulting in gross proceeds to the Company of at least $7 million (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into common stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $40 million divided by the aggregate number of outstanding common stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or

(b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with our founder, Binglin Zhong, along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the notes, you will have no voting rights. Even upon conversion of the notes purchased in this offering, you will hold a minority interest in the Company and the founder combined with a few other shareholders
will still control the Company.

In that case, as a minority holder you will have limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issues of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. These increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their
notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling.
Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because
they get more shares for their money.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-09-30.

Financial Condition

Results of Operation

We have generated $5,566.58 of revenue in 2017. There were a limited amount of bikes deployed in 3 months from October to December of 2017 (under 200 bikes).

From January to September 30th 2018 , the Company expanded products from dockless bicycles to scooters, and electrical bicycles. Currently, the Company has 20,000+ users and it actively covers 7 cities , including Boston, Cambridge, Swampscott, Lynn, Wellesley, Weymouth, etc. By September 30, 2018, we have signed up over 20,000 members . Month to month new user growth numbers is at 200%. From April of 2018 to September of 2018, ridership of Ant Bicycle had reached 150,000.00+.

According to our current operation level, this would be the Operating Expense, and General, & Administrative Expenses in the coming two years based on the assumption that the Company will add 2,600.00 electrical scooters and bicycles:

Rent
• Warehouse: $36,000/year
• Office: $45,000/year
Salary: $500,000/year
Fuel fee: $4,800/year
Official car: $7,200/year
Insurance: $7,600/year
Depreciation (4-year straight-line method): $75,000/year

We will have a $675,700 total of Operating, General, & Administrative Expenses.

With the maximum raise, we will be able to run the company without revenue and fundings for approximately two years.

Based On Our Current Usage:

Dockless Bike (2 times/day @1/30 mins):

Annual Revenue: $2 x 365 = $730

Margin Cost: $300/bike

Break-Even Period: 5 Months

E-bike (4 times/ day @$5/30 mins):

Annual Revenue: 4 x $5 x365 = $7,300

Margin Cost: $500/bike

Break-Even Period: 25 Days

Advertising (excl. mobile ads):

Each bike: $50/month at no additional cost

Total Annual Revenue @1000 Bikes:

$50 x 12 x 1,000 bikes = $600,000/year

Based On Our Current Operation:

SG&A Expense:

Rent

Warehouse: $36,000/year

Office: $45,000/year

Salary: $500,000/year

Gas: $4,800/year

Vehicle: $7,200/year

Insurance: $7,600/year

Depreciation (4 year period): 75,000/year

Total Revenue (Solely based on Dockless bike & ads)= 1,330,000/year

Total Cost: ($ 915,300.00 /year)

Net Profit: $ 414,700.00 /Year

Financial Milestones

The company is investing for the continued growth of the brand, as it is generating sizable net income losses as a result. Management currently forecasts will generate positive net income beginning in 2019.

The company generates revenue through three major channels. First, it is by providing service to our end users. Second, we collaborate with organizations who want to provide either bike share service for their residents or their employees. Third, we gain advertisement revenue. Currently, end-user provide 90% of our revenue. However, based on our current operation and partnerships that we are negotiating, advertisements will be the most significant source of revenue in the future.

There is a possible cost of theft stealing bikes parts. We had to implement a smart lock to track the condition of the bike. We also are renewing our design of bikes and tailor each part of the bikes to make it harder to be stolen and destroyed. At the same time, wear-and-tear of bikes the will generate the cost.

The company's cost of sales consists of the production cost of bikes, shipping of parts, factory overheads, and depreciation. In 2017, we had only imported 280 bikes, but we had 1000 version one bikes in 2018. The cost of bikes, customs duty increase accordingly.

Liquidity and Capital Resources

Our financial resources come from the shareholder investment. We have raised $2 million dollars so far.

Ant Bicycle is able to run in the next two years without extra fundings, however, that will means the speed of expansion towards e-assistant bikes and scooters slow down. The slow down of capturing the market share will mean a possibility of a defers of profitability.

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Should business or competition conditions change or other opportunities arise, the Company may seek to deploy these funds for other purposes and may defer profitability until after 2019.

Indebtedness

There is no long term debt as of September 30, 2018

Recent offerings of securities

None

Valuation

$40,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. Detail: Capital $1,375,000 (Fixed Assecess including 1,500 of Ant Bicycle 1.0s, 150 of electric-assistant bikes, 500 of version 2 bikes, and 150 of electronic scooters) Value of customers (20,000 current members *$1,650/member) $33,000,000 Operation System (App, backend, management, tracking, etc) $2,850,000 Goodwill $2,000,000 Geographical coverage (including Town of Swampscott, Town of Ipswich, Town of Wellesley, Weymouth, Boston, Cambridge, City of Lynn. Residential area like Harbor Point on the Bay, Mastlight, and RS56. University including MIT, Harvard University, UMass Dartmouth, Boston University, etc.) $1,000,000 Total: $40,225,000

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6420
Market expend	$6,110	$65,377
Operation Cost	$3,500	$41,623
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. Our plans for use of funds include further investment into the development of next-gen tech in our field (including e-assist vehicles and other tech-based solutions) in order to capture strategic market share in locations that our larger competitors are too big and too dispersed to focus their efforts on to beat us.

Market Planning☒2018 Q4☒:

Talent Acquisition
Ant Bicycle plans to hire a scooter O&M Team (2 people), expand engineer team (2 front end, 1 testing, 1 database development) & 2 content marketers

Market Expansion

① Partnership w/ Governments & Municipals around New England Area
② Participation in business events to gain market exposure
③ Establish B2B partnerships w/ private properties & commercial real estates

App Update
Integrates Ant Scooter & Ant Bicycle existing app & optimize UIUX

Market Expansion☒2019☒
Based on Boston market, the 2,600 scooters will be deployed in the 35 cities around the Greater Boston Area. We will deploy the scooters by government permissions & private properties strategies. The projected active users will reach 100K by the end of the year.

Irregular Use of Proceeds

The Company's might incur an irregular Use of Proceeds. This could happen as a result of slow, or failure, by the Company to raise the maximum amount of capital to fund the operations planned. The Company expects to generate enough revenue to provide for adequate payroll, rent, and other operating expenses; however, no assurance can be made that might happen. If so, the Company would be forced to use the funds from the capital raise to maintain and pay fixed costs.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded with respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://www.antbicycle.com/annualreport in the section labeled annual report, The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ant Bicycle Inc.

[See attached]

I, Binglin Zhong (Print Name), the CEO (Principal Executive Officers) of Kukel Group, LLC (Company Name), hereby certify that the financial statements of Kukel Group, LLC (Company Name) and notes thereto for the periods ending 01/2016 (beginning date of review) and 12/2016 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $11274.89; taxable income of $-142216 and total tax of $ 0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12/10/2018 (Date of Execution).



____________ (Signature)

CEO (Title)

12/10/2018 (Date)

I, Binling Zhong (Print Name), the Principal Executive Officers of Ant Bicycle Inc. hereby certify that the financial statements of Ant Bicycle Inc. and notes thereto for the periods ending 12/31/2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $ 5567; taxable income of $ -79859. and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 8/27/2018(Date of Execution).



_____ (Signature)

__Principal Executive Officers___ (Title)

08 / 15 / 2018 _____ (Date)

1

Ant Bicycle Inc.

a Massachusetts Corporation

Financial Statements (Unaudited) Report

December 31, 2017

Ant Bicycle Inc.
Index to Financial Statements
(unaudited)

Ant Bicycle Inc

BALANCE SHEET

March 16, 2017 – December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Checking 5779	41,446.89
BOA Checking 5863	100.00
CitiBank Checking 8653	0.00
East West Checking 3255	0.00
Total Bank Accounts	**$41,546.89**
Total Current Assets	**$41,546.89**
Fixed Assets	
Accumulated Amortization	-23.00
Accumulated Depreciation	-62,079.00
Bicycles	95,814.14
Furniture	5,362.95
Trademark	1,360.80
Total Fixed Assets	**$40,435.89**
TOTAL ASSETS	**$81,982.78**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Direct Deposit Payable	0.00
Due to Seasbusiness Inc	111,531.64
Loan from Benjamin Cheung	0.00
Loan from Binglin Zhong	62,735.21
Payroll Liabilities	
Federal Taxes (941/944)	519.00
Federal Unemployment (940)	11.61
MA Income Tax	91.18
MA Unemployment Tax	216.56
Total Payroll Liabilities	**838.35**
Total Other Current Liabilities	**$175,105.20**
Total Current Liabilities	**$175,105.20**
Long-Term Liabilities	
Total Long-Term Liabilities	0
Total Liabilities	**$175,105.20**
Equity	
Capital of Cargo Service	100,000.24
Member Equity	179,137.24
Retained Earnings	-292,176.44
Net Income	-80,083.22
Total Equity	**$ -93,122.42**
	TOTAL
TOTAL LIABILITIES AND EQUITY	**$81,982.78**

Accrual Basis Wednesday, July 25, 2018 10:16 AM GMT

Ant Bicycle Inc
Profit and loss
March 16, 2017 - December 31, 2017

	TOTAL
Income	
Sales	5,566.58
Total Income	**$5,566.58**
GROSS PROFIT	**$5,566.58**
Expenses	
Advertising	591.00
Automobile Expense	
Auto Repair & Maintenance	2,397.28
Gas	411.19
Parking	260.00
Total Automobile Expense	**3,068.47**
Bank Charges	949.29
Employee Benefit	
Health Insurance	4,039.61
Total Employee Benefit	**4,039.61**
Gross Salary	3,936.00
Insurance Expense	1,877.05
Meals and Entertainment	447.42
Office Expenses	3,172.03
Office Supplies	551.25
Payroll Processing Fee	411.15
Payroll Tax Expense	
FUTA	11.18
MA Work Train Fund	1.12
Medicare Tax	27.02
Other Payroll Tax Expense	376.27
Social Security Tax	115.52
SUTA MA	37.40
Total Payroll Tax Expense	**568.51**
Printing Expense	70.04
Rent Expense	1,849.67
Shipping & Delivery Expense	67.33
Software Expense	4,620.12
Taxes & Licenses	456.00
Utilities	
Other Utilities	587.83
Total Utilities	**587.83**
Website Expense	361.03
Total Expenses	**$27,623.80**
NET OPERATING INCOME	**$ -22,057.22**
Other Expenses	
Amortization Expense	23.00
Depreciation Expense	58,003.00
Total Other Expenses	**$58,026.00**
NET OTHER INCOME	**$ -58,026.00**
NET INCOME	**$ -80,083.22**

Ant Bicycle Inc

STATEMENT OF CASH FLOWS

March 16, 2017 – December 31, 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-80,083.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Amortization	23.00
Accumulated Depreciation	58,003.00
Direct Deposit Payable	0.00
Due to Seasbusiness Inc	49,956.64
Payroll Liabilities:Federal Taxes (941/944)	519.00
Payroll Liabilities:Federal Unemployment (940)	11.61
Payroll Liabilities:MA Income Tax	91.18
Payroll Liabilities:MA Unemployment Tax	216.56
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**108,820.99**
Net cash provided by operating activities	**$28,737.77**
INVESTING ACTIVITIES	
Bicycles	-95,814.14
Trademark	-1,360.80
Net cash provided by investing activities	**$ -97,174.94**
FINANCING ACTIVITIES	
Member Equity	107,927.06
Net cash provided by financing activities	**$107,927.06**
NET CASH INCREASE FOR PERIOD	**$39,489.89**
Cash at beginning of period	2,057.00
CASH AT END OF PERIOD	**$41,546.89**

Ant Bicycle Inc

STATEMENTS OF STOCKHOLDERS' EQUITY

March 16, 2017 – December 31, 2017

(Unaudited)

	Common stock			Additional Paid-in Capital	Accumulate Deficit	Total Stockholders' Deficit
	Shares		Amount			
Inception	-		$ -	$ -	$ -	$ -
Issuance of founders stock	233,750		1,168,750		-	-
Issuance of Cargo Service Center stock	41,250		206,250			
Shares issued for services	-		-	-	-	-
Contributed capital	-		-	-	-	-
Net income (loss)	-		-	-	($80,083.22)	($80,083.22)
31-Dec-17	275,000		1,375,000	-	($80,083.22)	($80,083.22)

Kukel Group, LLC

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-143,313.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Depreciation	858.00
Due to Seasbusiness Inc	61,575.00
Loan from Benjamin Cheung	0.00
Loan from Binglin Zhong	28,698.31
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**91,131.31**
Net cash provided by operating activities	**$ -52,182.57**
FINANCING ACTIVITIES	
Member Equity	24,500.00
Net cash provided by financing activities	**$24,500.00**
NET CASH INCREASE FOR PERIOD	**$ -27,682.57**
Cash at beginning of period	29,739.57
CASH AT END OF PERIOD	**$2,057.00**

Kukel Group, LLC

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CitiBank Checking 8653 (deleted)	776.00
East West Checking 3255 (deleted)	1,281.00
Total Bank Accounts	**$2,057.00**
Total Current Assets	**$2,057.00**
Fixed Assets	
Accumulated Depreciation	-4,076.00
Furniture	5,362.95
Total Fixed Assets	**$1,286.95**
TOTAL ASSETS	**$3,343.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Due to Seasbusiness Inc	61,575.00
Loan from Benjamin Cheung	0.00
Loan from Binglin Zhong	62,735.21
Total Other Current Liabilities	**$124,310.21**
Total Current Liabilities	**$124,310.21**
Total Liabilities	**$124,310.21**
Equity	
Member Equity	171,210.18
Retained Earnings	-148,862.56
Net Income	-143,313.88
Total Equity	**$ -120,966.26**
TOTAL LIABILITIES AND EQUITY	**$3,343.95**

Kukel Group, LLC

PROFIT AND LOSS

January - December 2016

	TOTAL
Income	
Sales	11,274.89
Total Income	**$11,274.89**
GROSS PROFIT	**$11,274.89**
Expenses	
Automobile Expense	
Auto Repair & Maintenance	450.00
Gas	356.04
Parking	2,067.00
Total Automobile Expense	**2,873.04**
Bank Charges	591.07
Employee Benefits	
Health Insurance	4,364.59
Total Employee Benefits	**4,364.59**
Gross Salary	93,302.15
Insurance Expense	4,033.54
Interest Expense	3,000.00
Legal & Professional Fees	
Accounting Fee	1,800.00
Total Legal & Professional Fees	**1,800.00**
Meals and Entertainment	2,197.02
Office Expenses	436.43
Office Supplies	2,119.55
Payroll Processing Fee	1,498.29
Payroll Tax Expense	
FUTA	144.87
MA Work Train Fund	26.20
Medicare Tax	983.45
Social Security Tax	4,204.95
SUTA MA	874.62
Total Payroll Tax Expense	**6,234.09**
Rent Expense	27,329.62
Software Expense	1,010.41
Storage Rental	564.00
Taxes & Licenses	976.00
Travel Expense	
Flight	253.10
Lodging	245.69
Total Travel Expense	**498.79**
Utilities	
Other Utilities	839.18
Telephone Expense	63.00
Total Utilities	**902.18**

	TOTAL
Total Expenses	**$153,730.77**
NET OPERATING INCOME	**$ -142,455.88**
Other Expenses	
Depreciation Expense	858.00
Total Other Expenses	**$858.00**
NET OTHER INCOME	**$ -858.00**
NET INCOME	**$ -143,313.88**

NOTE 1 – NATURE OF OPERATIONS

Ant Bicycle Inc. was formed on 03/16/2017 ("Inception") in the State of MA. The financial statements of Ant Bicycle (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boston, MA.

Ant bicycle is a start up company focused on solving problems within the current and future urban mobility landscape. Our current solution comes in the form of dockless bike sharing. Our system provides an affordable, equitable accessible and green mode of transportation for riders to use as an alternative to traditional automobiles and other gas-powered vehicles.

Ant Bicycle Inc. was founded in Cambridge, Massachusetts in 2017. The company is run by a team of innovators who have a passion for improving the quality of urban life through decreasing traffic congestion and improving our air quality.

Kukel Group, LLC ended its business in March 2016. This is the time when it convert to Ant Bicycle Inc. Before than, Kukel Group, LLC own 100% of Seabusiness Inc. Seabusiness seperated company from Kukel Group and turns into a individual company before the convertsion of Kukel Group, LLC in to Ant Bicycle Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING

POLICIES *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2)

delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the service is performed.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and MA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 3 – DEBT

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $ 80,083.22 during the years ended December 31, 2017, and current liabilities exceed current assets by $ $275,105.20 as of December 31, 2016. The company also has an outstanding note to CEO for $62,735.21. The notes bear cash interest of 0% per month, with the balance due and payable on July 31, 2023.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

Common Stock We have authorized the issuance of 475,000 shares of our common stock with par value of $ 5.00. As of 8/24/2018 the company has currently issued 275,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company also has an outstanding note to CEO for $62,735.21. The notes bear cash interest of 0% per month, with the balance due and payable on July 31, 2023.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after March 16, 2017 through 8/24/2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Ant Bicycle Inc

Financial Statements

For the Year Ended December 31, 2017
With Independent Accountants' Review Report

Shen Gen Accounting, Tax, and Financial Services, LLC

Ant Bicycle Inc

Table of Contents

Shen Gen Accounting, Tax, and Financial Services, LLC
281 Concord Ave
Cambridge, MA 02138
(857)498-1918

Independent Accountants' Review Report

To Management and Stockholders
Ant Bicycle Inc.
Cambridge, MA

We have reviewed the accompanying financial statements of Ant Bicycle Inc., which comprise the balance sheet as of December 31, 2017, and the related statements of income, shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Xiaoguang Wang

Xiaoguang Wang, CPA
Shen Gen Accounting, Tax, and Financial Services, LLC
Cambridge, Massachusetts
11/30/2018

1

ANT BICYCLE INC
BALANCE SHEET
AS OF DECEMBER 31, 2017

	2017
Assets	
Current Assets	
Cash and Cash Equivalents	$ 41,028
Total Current Assets	41,028
Property and Equipment, Net	39,098
Intangible Assets, Net	1,338
Total Assets	$ 81,464
Liabilities and Shareholder's Equity	
Current Liabilities	
Due to Related Party	$ 111,532
Loan from Shareholder	341,873
Accrued Liabilities	319
Total Current Liabilities	453,724
Shareholder's Equity	
Common Stock	-
Additional Paid-in Capital	-
Retained Earnings	(372,260)
Total Shareholder's Equity	(372,260)
Total Liabilities and Shareholder's Equity	$ 81,464

See Accountants' Review Report.
The Accompanying Notes Are An Integral Part Of These Financial Statements.

ANT BICYCLE INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
Usage Fees	$	5,566
Expenses		
General and Administrative Expenses		
Office Expense		4,314
General and Administrative Payroll		8,545
Office Rent		1,850
Software Subscription		4,620
Other General and Administrative		3,349
Total General and Administrative Expenses		22,678
Operating Expenses:		
Automobile Expense		3,068
Depreciation Expense		58,003
Amortization Expense		23
Insurance Expense		1,877
Total Operating Expenses		62,971
Total Expenses		85,649
Net Loss	$	(80,083)

See Accountants' Review Report.
The Accompanying Notes Are An Integral Part Of These Financial Statements.

ANT BICYCLE INC
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

| | Common Stock | | Additional Paid-in | Retained | Total Shareholders' |
	Shares	Amount	Capital	Earnings	Equity
December 31, 2016	-	$ -	$ -	$ (292,177)	$ (292,177)
Net Loss	-	-	-	(80,083)	(80,083)
December 31, 2017	-	$ -	$ -	$ (372,260)	$ (372,260)

See Accountants' Review Report.
The Accompanying Notes Are An Integral Part Of These Financial Statements

4

ANT BICYCLE INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

	2017
Cash Flow from Operating Activities:	
Net Loss	$ (80,083)
Adjustments to Reconcile Net Loss	
to Net Cash Used by Operations:	
Depreciation and Amortization	58,026
Accrued Liabilities	319
Net Cash Used by Operating Activities	(21,738)
Cash Flow from Investing Activities:	
Additions of Property and Equipment	(95,814)
Additions of Intangible Assets	(1,361)
Net Cash Used by Investing Activities	(97,175)
Cash Flow from Financing Activities:	
Loan from Shareholder	107,927
Loan from Related Party	49,957
Net Cash Provided by Financing Activities	157,884
Net Increase in Cash & Equivalents	38,971
Cash & Equivalents, Beginning of Year	2,057
Cash & Equivalents, End of Year	$ 41,028
Supplemental Disclosures of Cash Flow Information:	
Cash Paid for Interest	$ -
Cash Paid for Income Taxes	$ 456

See Accountants' Review Report.
The Accompanying Notes Are An Integral Part Of These Financial Statements.

NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2017

NOTE 1. NATURE OF BUSINESS

Ant Bicycle Inc. (the Company) was converted to a Corporation from an Limited Liability Company on March 16, 2017. Prior to the conversion, the entity was named Kukel Group, LLC, formed on January 6, 2015 in the state of Massachusetts. Upon conversion, LLC members are now stockholders in the Company, the assets and liabilities of the LLC are now assets and liabilities of the Company, and the LLC ceased to exist.

The Company provides a shared commuting program in urban areas with the use of smart dock-less bikes; scooters; and, electrical bicycles. Currently, the Company has approximated 20,000 users and it actively covers 7 cities (including Boston, Cambridge, Lynn, etc.), 3 residential properties, and multiple university campuses including Harvard, MIT and UMass within the New England.

The Company utilizes Internet of Things (IoT) technology, which enable apps to connect with commuters to monitor and manage bicycles and scooters in the field. Through the apps, massive new streams of data offer better avenues for tracking and decision making on where to place bicycles. The technology also enables smart locks and provides solar energy supported GPS tracking and anti-theft features. The smartphone app of the Company uses big data analytical solutions. Users can unlock bicycles by scanning the QR code, at the same time, the smartphone app will automatically calculate a bill. Uses can also easily find an available bicycle nearby and quickly get the road information using the smartphone app. The smartphone app is user-friendly, and it can apply to both Android and iOS systems.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company's policy is to prepare its financial statements on the accrual basis accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the balance sheets and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. At December 31, 2017, management believes that the carrying amount of cash equivalents approximates fair value because of the short maturity of these financial instruments.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes revenue from the usage of the bicycles, scooters and electrical bicycles when a) the users unlock the bicycles by scanning the QR code, the smartphone app will automatically calculate a bill; b) when the prices are fixed and determinable and not subject to refund or adjustment; c) collection of the amounts due is reasonably assured.

Concentrations

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contracts with Customers Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Significant repair and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Depreciation is computed over the estimated useful life of 5 years.

Furniture	$ 5,363
Bicycles	95,814
Total Property and Equipment	101,177
Accumulated Depreciation	(62,079)
	$ 39,098

Depreciation expense for the period ended December 31, 2017 is $58,003.

NOTE 4. INTANGIBLE ASSETS

Intangible assets are recorded at cost and consist primarily of trademarks. Amortization is computed using straight-line method over the estimated useful life of 15 years.

Trademarks	$ 1,361
Total Intangible Assets	1,361
Accumulated Amortization	(23)
	$ 1,338

Amortization expense for the period ended December 31, 2017 is $23.

NOTE 5. ACCRUED LIABILITIES

Accrued liabilities consist of the following as of December 31, 2017:

	12/31/2017
Accrued Payroll and Related Benefits	$ 319

NOTE 6. LOAN FROM SHAREHOLDERS

Cargo Service Center, Inc.'loan to the Company is $100,000 as of December 31, 2017. Shareholder Binglin Zhong loaned to the Company $7,927. Total loan from shareholders are 107,927. In early 2018, the Company issued common stocks to Cargo Service Center, Inc. and Binglin Zhong, and therefore converted the loans from Shareholder to Equity.

NOTE 7. COMMITMENTS AND CONTIGENCIES

We are currently not involved with or know of any pending or threatened litigation against the Company of any of its officers.

NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2017

NOTE 8. INCOME TAXES

The Company is a tax paying entity for federal and state income tax purposes. Income of the Company is reported on Form 1120: U.S. Corporation Income Tax Return and Form 355 Massachusetts Business/Manufacturing Corporation Excise Return. Federal and state income tax are expensed as paid by the Company.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2015 through 2017. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances. It is the Company's policy to expense when paid any interest and penalties associated with its income tax obligations.

NOTE 9. RELATED PARTY TRANSACTIONS

Due to Related Party-Seasbusiness Inc.

Seasbusiness Inc., a Massachusetts corporation, is owned by the same shareholder of the Company. The Company contracted with Seasbusiness Inc. for product design and supply chain management. The balance of due to Seabusiness Inc. is $111,532 as of December 31, 2017. The board of the Company agreed that as of January 2018, the total amount will be treated as shareholders' equity. The debit is converted to the equity.

NOTE 10. SUBSEQUENT EVENTS

Management has evaluated events through November 30, 2018, the date that the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on the financial statements.

Ant Bicycle Inc.

Financial Statements

For the Period Ended September 30, 2018
With Independent Accountants' Review Report

Shen Gen Accounting, Tax, and Financial Services, LLC

Ant Bicycle Inc.

Table of Contents

Shen Gen Accounting, Tax, and Financial Services, LLC
281 Concord Ave
Cambridge, MA 02138
(857)498-1918

Independent Accountants' Review Report

To Management and Stockholders
Ant Bicycle Inc.
Cambridge, MA

We have reviewed the accompanying interim financial statements of Ant Bicycle Inc, which comprise the balance sheet as of September 30, 2018, and the related statements of income, shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Xiaoguang Wang
Xiaoguang Wang, CPA
Shen Gen Accounting, Tax, and Financial Services, LLC
Cambridge, Massachusetts
11/30/2018

ANT BICYCLE INC
BALANCE SHEET
AS OF SEPTEMBER 30, 2018

	9/30/2018
Assets	
Current Assets:	
Cash & Equivalents	$ 3,445
Total Current Assets	3,445
Property & Equipment, Net	759,760
Intangible Assets, Net	263,027
Total Assets	$ 1,026,232
Liabilities and Shareholders' Equity	
Current Liabilities:	
Credit Card Payable	$ 40
Accrued Liabilities	16,757
Total Current Liabilities	16,797
Total Liabilities	16,797
Shareholders' Equity	
Common Stock	1,375,000
Additional Paid-in Capital	408,321
Retained Earnings	(773,886)
Total Shareholders' Equity	1,009,435
Total Liabilities and Shareholders' Equity	$ 1,026,232

See Accountants' Review Report.
The Accompanying Notes Are An Integral Part Of These Financial Statements.

2

ANT BICYCLE INC
STATEMENT OF INCOME
FOR THE PERIOD ENDED SEPTEMBER 30, 2018

		1/1/2018 to 9/30/2018
Usage Fees	$	26,213
Expenses		
General and Administrative Expenses		
Office Expense		5,145
General and Administrative Payroll Expense		55,154
Office Rent		19,588
Depreciation Expense		174,233
Amortization Expense		7,547
Legal and Professional Fees		16,905
Software Subscription		17,886
Other General and Administrative Expense		28,685
Total General and Administrative Expenses		325,143
Operating Expenses		
Automobile Expense		6,231
Insurance Expense		2,685
Operating Payroll		51,520
Storage Rent		40,285
Total Operating Expenses		100,721
Total Expenses		425,864
Loss before Provision for Income Taxes		(399,651)
Provision for State Excise Taxes		1,975
Net Loss	$	(401,626)

See Accountants' Review Report.
The Accompanying Notes Are An Integral Part Of These Financial Statements.

ANT BICYCLE INC

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE PERIOD ENDED SEPTEMBER 30, 2018

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
31-Dec-17	-		-	$ (372,260)	$ (372,260)
Common Stock (475,000 shares authorized, 275,000 shares issued and outstanding)	275,000	$ 1,375,000	$ 408,321	-	$ 1,783,321
Net Loss	-	-	-	(401,626)	(401,626)
30-Sep-18	275,000	$ 1,375,000	$ 408,321	$ (773,886)	$ 1,009,435

See Accountants' Review Report.
The Accompanying Notes Are An Integral Part Of These Financial Statements.

ANT BICYCLE INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED SEPTEMBER, 2018

	1/1/2018 to 9/30/2018
Cash Flow from Operating Activities	
Net Loss	$ (401,626)
Adjustments to Reconcile Net Loss	
to Net Cash Used by Operations	
Depreciation and Amortization	181,780
Due to Related Party	(111,532)
Loan from Shareholder	(341,872)
Credit Card Payable	40
Accrued Liabilities	16,437
Net Cash Used by Operating Activities	(656,773)
Cash Flow from Investing Activities:	
Additions of Property and Equipment	(894,894)
Additions of Intangible Assets	(269,236)
Net Cash Used by Investing Activities	(1,164,130)
Cash Flows from Financing Activities:	
Proceeds from the Issuance of Common Stock	1,783,321
Net Cash Provided by Financing Activities	1,783,321
Net Decrease in Cash & Equivalents	(37,583)
Cash and Cash Equivalents, Beginning of Period	41,028
Cash and Cash Equivalents, End of Period	$ 3,445
Supplemental Disclosures of Cash Flow Information:	
Cash Paid for Interest	$ -
Cash Paid for Income Taxes	$ 456

See Accountants' Review Report.
The Accompanying Notes Are An Integral Part Of These Financial Statements.

NOTES TO FINANCIAL STATEMENTS
For The Period Ended September 30, 2018

NOTE 1. NATURE OF BUSINESS

Ant Bicycle Inc. (the Company) was converted to a Corporation from an Limited Liability Company on March 16, 2017. Prior to the conversion, the entity was named Kukel Group, LLC, formed on January 6, 2015 in the state of Massachusetts. Upon conversion, LLC members are now stockholders in the Company, the assets and liabilities of the LLC are now assets and liabilities of the Company, and the LLC ceased to exist.

The Company provides a shared commuting program in urban areas with the use of smart dockless bikes; scooters; and, electrical bicycles. Currently, the Company has approximated 20,000 users and it actively covers 7 cities (including Boston, Cambridge, Lynn, etc.), 3 residential properties, and multiple university campuses including Harvard, MIT and UMass within the New England.

The Company utilizes Internet of Things (IoT) technology, which enable apps to connect with commuters to monitor and manage bicycles and scooters in the field. Through the apps, massive new streams of data offer better avenues for tracking and decision making on where to place bicycles. The technology also enables smart locks and provides solar energy supported GPS tracking and anti-theft features. The smartphone app of the Company uses big data analytical solutions. Users can unlock bicycles by scanning the QR code, at the same time, the smartphone app will automatically calculate a bill. Uses can also easily find an available bicycle nearby and quickly get the road information using the smartphone app. The smartphone app is user-friendly, and it can apply to both Android and iOS systems.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company's policy is to prepare its financial statements on the accrual basis accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the balance sheets and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. At September 30, 2018, management believes that the carrying amount of cash equivalents approximates fair value because of the short maturity of these financial instruments.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the usage of the bicycles, scooters and electrical bicycles when a) the users unlock the bicycles by scanning the QR code, the smartphone app will automatically calculate a bill; b) when the prices are fixed and determinable and not subject to refund or adjustment; c) collection of the amounts due is reasonably assured.

Concentrations

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contracts with Customers Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Significant repair and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Depreciation is computed over the estimated useful life of 5 years.

Furniture	$ 5,363
Bicycles	680,207
Bicycle Locks	132,000
Electric Bicycles	93,000
Electric Scooters	85,500
Total Property and Equipment	996,070
Accumulated Depreciation	(236,310)
	$ 759,760

Depreciation expense for the period ended September 30, 2018 is $174,231.

NOTE 4. INTANGIBLE ASSETS

The Company capitalizes trademark filing and its related legal fees. The Company also capitalizes smartphone app development fees occurred prior to the bicycles were put on market. The Company continues to add new products line such as scooters and electrical bicycles, and therefore any payroll expenses related to technical improvement of the apps will be capitalized. Amortization is computed using straight-line method over the estimated useful life of 15 years.

Trademarks	$ 2,596
Software Development	268,000
Total Intangible Assets	270,596
Accumulated Amortization	(7,569)
	$ 263,027

Amortization expense for the period ended September 30, 2018 is $7,547.

NOTE 5. ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of September 30, 2018:

	9/30/2018
Accrued Payroll and Related Benefits	$ 14,781
Provision for State Tax	1,975
	$ 16,756

NOTE 6. COMMITMENTS AND CONTIGENCIES

We are currently not involved with or know of any pending or threatened litigation against the Company of any of its officers.

NOTE 7. STOCKHOLDERS' EQUITY

Common Stock

As of September 30, 2018, the Company has authorized 475,000 shares of common stock with a par value of $5.00 per share, in which 275,000 shares are issued. 41,250 shares of common stock were issued to Cargo Service Center Inc for total $200,000.00 at a discount of $5 par value. Discount on common stock is $6,250.00. Detail information is presented in the table below:

Shareholder	Par Value	Ownership %	# of Shares	Common Stock
Binglin Zhong	$ 5.00	85%	233,750	$ 1,168,750
Cargo Service Center Inc.	$ 5.00	15%	41,250	$ 206,250
-Discount on common stock				$ (6,250)
Total		100%	275,000	$ 1,368,750

NOTE 8. INCOME TAXES

The Company is a tax paying entity for federal and state income tax purposes. Income of the Company is reported on Form 1120: U.S. Corporation Income Tax Return and Form 355 Massachusetts Business/Manufacturing Corporation Excise Return. Federal and state income tax are expensed as paid by the Company.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2015 through 2018. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances. It is the Company's policy to expense when paid any interest and penalties associated with its income tax obligations.

The following table presents the current income tax provision for the federal and state income taxes for the period ended September 30, 2018:

Federal	$ -
State	1,975
Total Current Provision for Income Taxes	$ 1,975

NOTE 9. SUBSEQUENT EVENTS

Management has evaluated events through November 30, 2018, the date that the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Ant Bicycle is pending **StartEngine Approval.**



0
Investors

$0.00
Raised of $10K - $107K goal

Ant Bicycle
Electric Transportation Sharing Platform

● Small OPO   ⚲ Cambridge, MA   ◈ Advertising and Marketing   ⊕ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

The Electric Transportation Sharing Platform

Invest in Ant Bicycle. Inc

Ant Bicycle is an innovative high-tech bicycle-share company based in Cambridge, MA. We are devoted to providing commuting alternative solutions in urban areas with our dockless bikes, scooter & e-assist bikes. We are devoted to bringing healthier alternatives for automobiles and reduce carbon emissions.

Users can easily find an available bicycle nearby using a smartphone app. Users can unlock the bicycle by scanning the QR code on the bicycle. To return the bicycle, users manually lock the bicycle and the smartphone app will automatically calculate a bill.

Our solution solves many difficulties faced by urban commuting, such as traffic jams, parking difficulties, and the speed & reach limit of walking. Our vision is to expand our system from the greater Boston area in Massachusetts to every corner of the world, providing innovative solutions in short-distance transportation. Even more, we want to devote our effort to environmental protection by making cycling the easiest way to get around.

Through the help of our **innovative technology and strategic operations**, we are able to allow users to ride our bikes for **$1/30 mins**. Total user fees are much less than owning a bike and much less of a hassle than renting bikes: this includes no deposit, no maintenance fees, and no accessory fees. Low cost doesn't mean low quality. We have invested in and developed a proprietary lock system equipped with anti-theft monitoring, which is supported by solar energy panels. This system connects with our app via cellular and Bluetooth networks to process payments and manage our bike fleet.

As our urban transportation needs evolve, so do our solutions. We are currently in development of electric assist bikes and scooters that we plan to deploy in 2019. Continue below to learn more about the next phase of development at Ant Bicycle.







The Offering

Convertible Promissory Notes
Note converts to common stock when the company raises $7,000,000 in a qualified equity financing.

Maturity Date: 9/18/2020
Discount Rate: 20%
Valuation Cap: $40,000,000
Annual Interest Rate: 5%
Maximum ($107,000) of Convertible Promissory Notes
Minimum ($10,000) of Convertible Promissory Notes

What is a Convertible Note?
A convertible note offers you the right to receive common stock in Ant Bicycle. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $7,000,000 in qualified equity financing. The highest conversion price per security is set based on a $40,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 5% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive common stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common shares of the Company as of immediately prior (on a fully diluted basis), subject to discount rate, if applicable.

Perks*
Perks are available through July 17, 2019.
Invest $300 and receive ONE year of free membership to use our smart vehicles including electric bikes and e-scooters
Invest $600 and receive THREE years of free membership to use our smart vehicles including electric bikes and e-scooters

*All perks occur after the offering is completed.

*For details on the bonus, please see the Offering Summary below.



This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

Ant Bicycle 1.0

At this stage, our goal was to provide a wide range of **Accessible+ Affordable+ Convenient** transportation options for urban commuters.

Accessible







TOWN OF
SWAMPSCOTT
MASSACHUSETTS
UMass
Dartmouth

Parking Made Easy

- We collaborate with cities and neighborhoods to identify hot zones
- Dockless bikes allow users to park wherever their trip takes them
- Locating bikes In-app is a breeze!

Affordable

ANT BICYCLE

Get Around Town for Less than a Latte

- $1/30mins for all traditional bikes
- No maintenance cost for cyclists
- GPS + Alarm system to reduce theft & damage
- No infrastructure for docks

Convenience

Smart Lock & App Allows for Scan-n-Go and Easy Operating

- Integrated payment system for quick transactions
- Smart lock with GPS locating system enables our team to monitor the bikes to prevent illegal parking & provide maintenance





What is the AntBike Difference?

- We are developing **e-bike (Electric Power Assist)** integrations
- We **remotely** monitor all bicycles by using **smart algorithms** and **data analysis** for **back-end management.**
- We have developed and trained a **Fleet Management** program to prevent illegal parking, and make sure **timely replacement of batteries**. We keep track of each bicycle with our **built-in chip** inside the bike.
- Each bicycle is designed for an **urban commute** and is equipped with the **latest GPS technology**, supported by mobile and **cloud-based tracking.**
- Without cumbersome docking stations, our bicycles can be distributed around the city to increase coverage and **meet dynamic demands.**
- Ant Bicycle Inc. works closely with **local government** to design and adapt **coverage areas** as we deploy around the city.

Where Can You Find Ant Bicycles?

Cities

TOWN OF SWAMPSCOTT MASSACHUSETTS

Neighborhoods

Harbor Point
on the Bay

Schools

BOSTON UNIVERSITY

UMASS

MIT Massachusetts Institute of Technology

Local Communities









Innovative Personal Mobility. Anytime. Anywhere.







Coverage Scaling

Ant Bicycle collects the locations of all current bicycle racks and provides guidance to riders.

Rider-friendly Experience

Users can use the app to scan a QR code or swipe an RFID card to unlock and ride. After

Intelligent Bicycle Management

Ant Bicycle remotely controlled all bicycles. We

We can increase coverage as municipalities install new racks, even portable ones, to meet demand during peak seasons

they finish the ride, simply manually lock the bicycle at the end of a trip at any public or private bicycle park.

using artificial intelligence for remotely control and big data for back-stage management.

Rider-friendly Experience

The Electric Ant 2.0



Next generation
electric vehicles
E-Assist Bike, Scooter



Convenience:
One–Step lock and unlock

Smart & Safe:
Solar energy supported
GPS tracking:
Anti–theft

Durable:
Inflation–free tire

Safety protection:
Double disc brake

Convenience:
Intelligent Kickstand

Durable:
Upright two–sided parking stand

Convenience:
EPA Wheel

Electric Power Assistant Wheel

We are solving problems with technology. We believe bike-sharing is a good concept, adding in the electronic element in it made the idea more profound. Imagine breezing by cars stuck in traffic on your way to work, without even breaking a sweat. Thats the power of an e-assist vehicle.

A key element of our **electric power assistant wheel (EPA Wheel)**:

- According to The Registry of Motor Vehicles Driver's Manual of Massachusetts, mopeds are restricted to a top speed capability of 30 miles per hour on level ground, and a top speed of 25 miles per hour. Therefore we set the EPA Wheel's top speed to 25 miles/hour.
- We monitor the battery status of the e-bikes in real time. Through receiving the message from the built-in chip of smart lock, a fleet manager is able to monitor bikes' status in real time and would be notified at the terminal platform when the bike is undercharged.





Li-ion Battery	350 W 36V, 115 Wh
Battery Type	LG/ Panasonic (swappable)
Range	25 Miles (capacity of 30 miles)
Charging Time	1.5 Hour
Torque	30Nm
Power	35000 W
Cycles	1000 cycles
weight	15lbs. (wheel)
Connectivity	USB, Bluetooth Low Energy
Material	Aviation Aluminum

Ant Bicycle 2.0, an E-Bike Unlike Any Other

1. Electronic assist makes pedaling **effortless**. Uphill, traffic jams, long distances... E-assist makes cycling easy and fun in all kind of circumstances.
2. Run out of battery? No problem! **Normal pedaling this e-bike is perfectly fine**.
3. No resistance, **low additional weight**. The wheels were designed to be as lightweight as the normal wheels.

Let's look into the details:

Low Additional Weight



Hight abrasion resistance
Light weight
Aluminum magnesium alloy motor housing

Charge Your Phone While Cycling



USB output power bank of 26000 mAh
Can fully charge an iphone X
around 10 times

Images are computer generated, actual product may vary.

Road Map



Roadmap of Charging Method
MAY
Depleted bikes are picked up and recharged manually
User charges bike at any free stations
JUNE-JULY
Bikes will be able to be charged at existing e-vehicle stations.
Cordless design, simple to operate.
JULY
Bikes can be charged by placing them in contact w/ charging surface.
Charge with USB plug-in
DECEMBER
USB charging ports added to e-bikes which can enable quick charges at via numerous traditional electric sources
Solar charging
APRIL
Harnessing solar power to recharge our bikes. To be a sustainable & eco-friendly technology

Our Market and Industry





Number of Cities Worldwide Offering Bike-share programs (from 2001 - 2016)
• 2000+ Cities in Service
• 30%+ Annual Growth
• 306 Million Users by 2019
4
5
6
11
17
24
68
131
220
347
457
549
703
855
1200
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Nov 2017-Oct 2018 Ant Bicycle ridership and users
300000
250000
200000
150000
100000
25000
20000
15000
10000
3839
7617
11271
13425
15407
20057



	November	December	Jan	Feb	Mar	April	May	Jun	July	Aug	Sep	Oct
	74	111	140	303	452							

Accumulate Rides — **Accumulate Users**



Bike Share Ridership in the US by System

- Capital Bike Share (Greater Washington DC)
- Citi Bike Miami
- Hubway (Greater Boston)
- Citi Bike NYC
- Divvy (Chicago)
- All Others

Source: NACTO

https://nacto.org/bike-share-statistics-2016/

According to the National Association of City Transportation Officials, there are currently 55 bike share programs in the U.S. cities and **over 88 million trips taken in the U.S. since 2010. In 2016 alone**, riders took **over 28 million trips**. As cities and towns around the country focus on sustainability, bike share systems can play an important role to increase usage of public transportation and cycling.

Growing from only four systems in 2010, there was more than 55 system in 2016 (National Association of City Transportation Officials). With fierce competition, providers with efficient end elegant solutions will win out against industry laggards. As solutions help to carry people longer distances with less effort, they will be expanded into tertiary markets as well.

Our Business Channels

B2C



We proactively work with cities to mass our coverage. This low-cost alternative provides citizens with better transportation tool with zero emission and reaches their last mile. Providing bike-sharing service to citizens to make travelling smart and fun for everyone.

B2(B2C)



Corporations with CSR goals for zero-emission or with a culture that promotes efficient working environment needs bicycle-sharing around their office. We partner with these companies over different states to provide the best quality of service.

B2B



We not only provide service directly to the end users, we also partner with organizations who want to promote a green lifestyle and provide better tools for their participants. We will cooperate with school campus, residential, and commercial properties.

Smart Transit Guerrilla Advertising

Out-door advertisement



Our bicycles are highly visible, with hundreds to thousands of impressions daily on just one bike. We believe advertisers can achieve great ROI on their CPM by aligning with an Ant Bicycle ad campaign.

Notification advertisements



Location Based Promotions

Push notification ads enable advertisers to target specific types of users. Variety of ad formats can be tailored to engage with users in an impactful and meaningful way.

In-App Advertisement



Our in-app advertisement can bring an advertiser and target audience together. With our backend data, advertisers are able to reach their target demographics customers.

Images are computer generated, actual product may vary.

The Next Generation - Ant Scooter 1.0



Image is computer generated, actual product may vary.

Ant Scooter 1.0- The Electronic Scooter

Our fleet is constantly evolving and adapting to the urban transportation environment. That's why in 2019 we are introducing the Ant Scooter. Also a dockless system, it gives users a unique, fun, and convenient way of getting around town. The scooter can be ridden whether charged or with a depleted battery.

What Makes Us Different?

The anti-theft lock! Protecting scooters from theft and vandalism is a major barrier to entry within the marketplace and a top concern too. Our scooters are designed with built-in tech that "bricks" them unless unlocked using our app.

Currently, we expect to launch our scooter in April 2019. Beta tests will begin in Q4 2018.

Local Market Analysis



1 Growing User Base
Smart Mobility Industry has grown 25% annually in the past 20 years, but the existing sharing transportation providers cannot fulfill the market needs.

2 Gaps in Segmented Markets
Though there are numbers of competitors, flashing the markets with mass deployment may cause troubles due to different policies across states.

3 Geographical Advantages
Massachusetts is the hub of innovation, users are fast adaptors for new products & services.

4 Demanding Market Needs
The concept of sharing transportation is well known, the wide application of smart apps & growing traffic jams drives the need of scooters.

The time is ripe

Ant Scooter: The Problem Solver



1. **Government Monopoly** — Existing bike-share model monopolies with government permission, causing inefficient resource allocation.
2. **Outdated Business Model** — Traditional dock bike share runs on a single profit model and it is hard to profit.
3. **High Operation Cost** — Most existing scooters are dockless, which causes high operation cost & theft.
4. **Low Entry Barrier** — Low entry barriers caused companies floods into the market.

Advantages

- Ant Bicycle have extensive experience in the Greater Boston area, and we already gained a reputation and 10,000+ active users
- Ant Bicycle already have permission to operate multiple cities around Boston
- Ant Bicycle have supply chain advantages with imported products to cut the acquisition cost
- Ant Scooter may take advantage of our existing brand

Common Problems in Smart Mobility Industry









- A. Lost & Damaged Bikes
- B. Government Relationship
- C. Bike Maintenance

Our Solution

Establish an electric scooter parking partnership with parking lot by installing charging docks. At the end of the trip, users can park the scooter at the charging dock or park it anywhere they want.

Users who park at the docks with be rewarded with in-app credits for their next usage.



1004
Demo

User Experience

- Enjoys the benefits with dockless bike-share
- Reward Mechanism incentivizes brand loyalty

O&M

- Lower the chance of asset theft & loss
- Lower manual operation cost

Some Specs About our Future Ant Scooter



Long-lasting Operation:
- Environment: -25°C ~ 50°C
- Maximum Payload: 125 kg
- Maximum Range: 15-30 miles
  (depends on road condition)

Safety-Guaranteed Design:
- Top Speed: 24 km/h
- Maximum Climb: 20°
- Double Brake System:
  - Electric brake
  - Disc Brake
- Double-Light System:
  - Headlight
  - Brake taillight

The Best User Experience

One button, multiple function
One-button on and off. Single press to switch on. Long press to shut down. Switch headlights on/off with a short single press after you turned on. Double press to switch between normal and power saving modes.

Made for comfort
Curved pedal board; Uniform geometric design elements

Simple and easy
Accelerate the scooter with a gentle push down to the controller.

Travel with ease
Aerospace-grade aluminum frame enable thermal conductivity and corrosion resistance, and light weight (26.9 lbs).



Ultra-bright headlights and Red taillights
We features an ultra-bright 1.1W headlights with a range of up to 6 meters for added safety. Red taillights light light up when user is braking.



Red taillights
Red taillights light light up when user is braking.

30miles* long-range battery hybrid power

The high-capacity lithium batteries with 18650mAh with the same battery technology of Tesla. Smart management system enables the fleet manager to monitor the battery health of each scooter in real time.

This hybrid system converts and stores kinetic energy during acceleration into electrical power. The power is to convert into baking power which can also improve battery life in the long term.


Overcurrent protection


Double protection from overcharging


Double protection from overdischarging


Temperature Resistance


Undervoltage auto-sleep protection

* depends on road condition

Images are computer generated, actual product may vary.

Safety Guarantee: Smart Lock



- **Integrated with Dynamos & Power-assisted Motor**
- Wheels are locked when trip is finished



- Prevent thefts and usage without paying

- **GPS Insured Property Safeness**
  - Cellphone GPS Remote Control
  - GPS Real-time Tracking & Communication
  - Anti–theft & Illegal Uses
  - Smoothen User Payments

Next Step

Wireless Charging

1. Make the scooters fully flexible

2. Wireless charging eliminates location boundaries and is easy to use

3. Extremely lowered manual charging cost & inventory storage cost

Smart Location

1. Requires user to input destination to show nearest charging locations

2. Calculate the cost of riding, offset the discount on the charging locations, and prompt users to get the discount.

3. Get user travel data & habits to customize promotions to boost usage

4. Increase user loyalty for routine trips

5. Lower risk of asset theft & loss

Scooter Economics



Scooter usable life (rides)	1000
Cost of scooter	$570.00
Total operating cost (lifetime)	$639.59
Cost per charge	$3.00
Average ride duration	20 min
Rides per day per scooter	7
Total lifetime revenue per scooter	$4,000.00
P/L per scooter	$2,790.41
Gross margin	69.76%
Break-Even Rides	241
Break-Even Days	34
Break-Even Profit	$809.86

Image is computer generated, actual product may vary.



JOIN US
JOIN THE ANT REVOLUTION!

March 2017



Our Company Launches!

Ant Bicycle Inc. is converted from an LLC and is officially incorporated. Jointly developing dockless smart bicycle with manufacturers

June 2017

Mobile app launched

Ant cycling mobile app Android version & iOS simultaneously.

December 2017



First Generation of bikes launched

The first generation of ants bicycles into the Greater Boston Area.

July 2018

100,000+ Rides

We breached the 100,000+ ride mark within 4 months of warm weather operations! A significant milestone in our early growth.

August 2018



E-assist Bike

E-assist Bike launched and on a testing period in Boston.

December 2018

Launch at Start Engine!

March 2019



Scale Up with E-scooter (ANTICIPATED)

Adding E-scooters into our service, 5,000+ ant bicycles into the market with 20,000+ registered users & 10,000+members.

In the Press

SHOW MORE

Meet Our Team



Tony Zhong

Co-founder, CEO, Director

Oxford MBA /Tsinghua MBA & Electrical Engineering Expert in bicycle manufacturing and bike share business model. Past experience: i)KUKEL GROUP, LLC. Kukel Group, LLC is a privately held company in Cambridge, MA and is a Single Location business. Categorized under Wholesale Electronic Equipment and Supplies. Tony is the co-founder and CEO of the company. He started in January 2015 and ended the business on February 2017 for Ant Bicycle. The company generates revenue and gross profit until the time Tony stopped the business. ii)Seasbusiness. Seabusiness is founded in May 2015 headquartered at Cambridge when Tony started. It offers wholesale services for shopping, selling, and distribution worldwide. Our mission is to be the world's choice for generating great value and providing unique selections. He left the company on March 2017. iii)Tony is the co-founder and full time CEO of Ant Bicycle Company since March 2017 to present.



John Gallagher

CMO, Co-founder, Officer

In charge of all business development and communication strategy of Ant Bicycle Inc. Past Experience: Apple/ Import-Export / Cross Border eCommerce/ NEU, HKUST i)Asian Sales of Company NameMaine Coast. It is a Live Lobster Worldwide trading company. He was employeer of the company from Mar 2017 – Jan 2018 ii) Business Development Manager of Gfresh from Dec 2015 – Jan 2017 iii) Sales and Marketing Executive of Boston Lobster Company from Mar 2014 – Dec 2015 iv) Real Estate Consultant of Jacob Realty from Mar 2013 – Mar 2014 v) Executive Assistant to GM of China Operations at Ultralife Corporation from Jun 2010 – Nov 2011 Tony is the Co-founder and full time CMO since March 2017 to present.



Frank Feng

Lead Mobile Engineer

Senior Mobile Engineer at Lenovo; Lead Mobile Developer at mRocker; iOS Developer of Beijing XiaoZiGuan Information Service; Software Developer of NEUSOFT GROUP





Ariel Chen

Senior Mobile Engineer

Senior iOS Engineer at Phoenix TV, Software Engineer of Xi'an Tulun Software Technology Co., LTD





Justin Alder

Market and Operations Manager

Massachusetts Solar inspector of IBTS, Project Manager of Sunlight Solar, experienced fabricator and with several e-commerce platforms



Joanna Lee

Public Relations and Government Affairs Executive

Public Relations and Event Managment of U.S.-China Health Summit; Business Analyst Intern of PwC; PR intern of Ogilvy and Mother; Account Executive of PRLab; B.A. of Communication Studies of Renmin University; M.S. of PR in Boston University





Kay Zhang

Data Analyst

Marketing Manager of Company NameMobiTech.io, 1st Prize in Global Business Ethics Case Competition; Final Round Google Marketing Challenge; B.A. of StudyDual Concentrations in Finance & Management Information Systems





Aries Yang

Marketing Manager

Marketing exeutive and partner of Company NamejoMI (Journal of Medical Insight); Teaching Assistant of Birmingham-Southern College; M.S. of Global Maketing Communication and Advertising at Emerson College





Vincent Fung

Advisory Team

Strategy at IBM, NetDragon Investing Director, CPA, Columbia MBA





Hunter M. Richard

Advisory Team-Gov. Strategy

Harvard Business School/ Draper Strategy / MOITI BD/United Nations





Vlad Christoff

Advisory Team

Angel investor (Boston) Former Co-founder/COO Fasten (Sharing Vehicle) Ex Co-founder/ CEO Motobidia (Vehicle E-commerce)





Esha Sahai

Advisory Team

Fund Partner of Varidus Group (Singapore) Former Microsoft - Cloud/ AI Director of Strategy Venture Fellow at MIT Alumni Ventures Group





Garrett Van Ryzin

Advisory Team

Head of Marketplace Labs Lyft Professor at Cornell Tech Former market optimization supervisor at Uber; Former Stats Professor at Columbia University Business School





Guanling Chen

Technology Lead

Professor at UMass / Dartmouth Engineering & data analytics Pass Experience: i)Associate Professor of University of Massachusetts Lowell (primary) from Sep 2011 – Present for 7 yrs. He leads research projects in context-aware computing, addressing research issues that intersect mobile systems, social applications, and human behaviors. ii) Affiliate Faculty of Institute of Security Technology Studies (ISTS) from Sep 2005 – Present for 13 yrs. He worked with ISTS researchers on joint projects, such as MAP and DIST. iii)Postdoctoral Fellow of Institute of Information Infrastructure Protection (I3P) from Aug 2004 – Aug 2005 for 1 yr 1 mo Guanling has been part-time CTO of Ant Bicycle since 2017 to present He works about 30 hours a month.





Alex Wong

Operations Lead

CIO, COO at SmashFly, Imprivata/ grew Oracle Endeca to billion exit /Harvard BA Biology Pass Experience: i) Chief Operating Officer of SmashFly Technologies from Apr 2017 – Present for 1 yr 5 mos ii)Vice President, Business Operations of SmashFly Technologies (primary) from Jun 2016 – Present for 2 yrs 3 mos iii)Chief Information Officer from Imprivata from Jun 2013 – Jun 2016 for 3 yrs 1 mo iv)Director of IT of Symbotic from Mar 2012 – Jun 2013 for 1 yr 4 mos v)CIO of Endeca Technologies, Inc. from Jul 2009 – Mar 2012 for 2 yrs 9 mos Alex has been CIO / COO, Officer of Ant Bicycle since 2017 to present. Works about 30 hours a week.



Offering Summary

Irregular Use of Proceeds

The Company's might incur an irregular Use of Proceeds. This could happen as a result of slow, or failure, by the Company to raise the maximum amount of capital to fund the operations planned. The Company expects to generate enough revenue to provide for adequate payroll, rent, and other operating expenses; however, no assurance can be made that might happen. If so, the Company would be forced to use the funds from the capital raise to maintain and pay fixed costs.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment

decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Ant Bicycle to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post



VIDEO TRANSCRIPT (Exhibit D)

00:02 Hi, we're Ant Bicycle.

00:05 We design, build, and operate dockless bike share systems

00:08 in order to make getting around urban environments

00:10 easier, more convenient, and more affordable.

00:14 Dockless bikeshare gives riders complete freedom.

00:17 No longer do you have to worry about where the next station is or if there's a parking spot.

00:21 Now, you can go directly to your final destination.

00:28 Simply put, our goal is to make the decision to ride a bike

00:31 instead of in a car, as effortless as can be.

00:35 And that means providing state of the art bikes

00:36 in the most convenient ways possible...

00:40 Dockless bikes are insanely fun to use

00:43 all you gotta do is download our smartphone app

00:46 locate a bike

00:47 scan the bike

00:49 and once it's unlocked... you're ready to go!

00:58 We currently have over 2000 bikes in operation

01:00 and experiencing strong growth.

01:02 However, we are looking towards the future,

01:04 at the next generation of Ant Bicycle...

01:07 We have very specific reasons for why we are raising capital.

01:11 If we are successful in our StartEngine campaign,

01:12 we'll be building out and developing our e-bike program

01:15 hiring and creating more local jobs,

01:17 and launching dockless e-bikes nationwide across cities in the USA.

01:26 Hi I'm John Gallagher, Co-founder of Ant Bicycle,

01:28 Boston's first dockless bike share company.

01:31 And like any good tech company, we're always innovating.

01:35 And today, I wanna show you guys what the future of dockless bike share looks like.

01:40 Introducing the "electric ant."

01:42 Equipped with a 350-watt battery powered motor this bad boy can take you up to speeds of up to 20 mph.

01:49 Lets take a look and see what it can do.

01:53 First, power on the motor.

01:57 Our electric bikes also come equipped with a really cool, and convenient mobile phone holder

02:02 so you can have your phone secure

02:03 when you're using your mapping system.

02:06 And it also doubles as a phone charger

02:07 so, you'll never be without juice when you're on the road.

02:12 To illustrate the power of having an electric bike,

02:14 let's take a quick look at a side-by-side comparison between an "electric ant" and a traditional, non-electric dock-based bike.

02:22As the motor on the "electric Ant" engages it begins to allow the rider to accelerate effortlessly

02:26 up the steep hill02:28leaving the other bike in its dust.

02:31 The electric Ant gives riders two choices of power.

02:33 The primary method is via a pedal assist.

02:36 Each time the pedals are turned over, the rider will receive a motorized boost, propelled them forward.

02:40 Secondly, the bike comes equipped with a throttle

02:42 that can be engaged once the bike has reached speed.

02:46 This will allow users to cruise on the bike without the need to pedal at all.

02:54 So come to join the Ant Revolution.

02:55 Because sometimes in order to innovate,

02:57 you don't always gotta reinvent the wheel,

02:59 you just gotta improve it!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

    (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity</u>.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on September 18, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least 7,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of 40,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of 40,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]